December 9, 2024

Mark L. Filanowski
Chief Executive Officer
Pangaea Logistics Solutions Ltd.
109 Long Wharf
Newport, RI 02840

       Re: Pangaea Logistics Solutions Ltd.
           Amended Preliminary Proxy Statement on Schedule 14A
           Filed December 3, 2024
           File No. 001-36798
Dear Mark L. Filanowski:

       We have reviewed your filing and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Amended Preliminary Proxy Statement on Form 14A filed December 3, 2024 Background of the Merger, page 18

1. We note your disclosure that on June 11, 2024, Mr. Filanowski discussed with Mr.
       Horton that MTM had advised the Company that it was seeking to also use Seward
       & Kissel as its outside legal advisors on the transaction. We further note your disclosure that on June 14, 2024, a conflict waiver was provided by MTM to Seward
       & Kissel, and on June 17, 2024, Mr. Filanowski provided Mr. Horton at Seward
       & Kissel with the Company   s written waiver of Seward & Kissel   s
representation of
       MTM in the potential transaction. Please expand your disclosure to discuss in greater detail the terms of this conflict waiver and any safeguards or precautionary measures that were taken with respect to negotiations of the potential transaction in light of the Seward & Kissel dual representation. In this discussion, please also address the time period prior to receipt by Seward & Kissel of this conflict waiver, including between April 11, 2024, when Messrs. Filanowski and Boye-Petersen had a
       telephonic conversation with the Company   s outside legal counsel,
Edward Horton, at
       Seward & Kissel LLP about potential structuring issues relating to a transaction involving the combination of the Renaissance and the Company fleets and June 17,
 December 9, 2024
Page 2

       2024, when Mr. Filanowski provided Mr. Horton at Seward & Kissel with the
       Company   s written waiver of Seward & Kissel   s representation of MTM
in the
       potential transaction.
2. Please provide risk factor disclosure addressing potential risks to shareholders arising from the dual representation in the proposed transaction by Seward & Kissel.
3. Please revise your disclosure to provide more details regarding the substance of the principal offers and counteroffers that resulted during the course of the negotiations, including with regard to the respective NAVs and the percentage or number of shares to be issued as merger consideration. For example, disclose the
       principal terms set forth in the email and document titled    Sale of
Strategic Fleet to
       Pangaea    that Mr. Schildt sent to the Company   s management team on
April 17, 2024
       summarizing the principal aspects of a potential fleet combination transaction, which became the basis for discussion of a more detailed non-binding term
sheet (   Term
       Sheet   ) for the eventual preparation of the Merger Agreement. Please also disclose the
       terms set forth in each of the draft Term Sheet sent by Mr. Schildt to Mr. Filanowski on May 30, 2024 and the revised Term Sheet sent by the Company to MTM on June
       17, 2024.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Timothy S. Levenberg at 202-551-3707 or Irene Barberena-Meissner at
202-551-6548 with any questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Energy &
Transportation
cc:   Edward Horton